Filed Pursuant to Rule 424(b)(3)

Registration No. 333-171840

Prospectus Supplement No. 1

Dated November 18, 2022

(To Prospectus dated March 8, 2019)

ACNB CORPORATION

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

300,000 Shares of Common Stock

Par Value $2.50

We are providing you with this Prospectus Supplement No. 1, dated November 18, 2022, to update the Prospectus dated March 8, 2019 (the “Prospectus”) of the ACNB Corporation Dividend Reinvestment and Stock Purchase Plan. This Prospectus Supplement No. 1 describes certain modifications and changes to the Prospectus. The information set forth in this Prospectus Supplement No. 1 is intended to amend and supersede, in each case to the extent the context requires, those sections set forth in the Prospectus. All other sections originally set forth in the Prospectus are unchanged. You should read this Prospectus Supplement No. 1 only in conjunction with the Prospectus. This Prospectus Supplement No. 1 forms a part of, and must be accompanied by or preceded by, the Prospectus. It is suggested that this Prospectus Supplement No. 1 be retained for future reference.

These shares are not deposits, are not insured by the Board of Governors of the Federal Reserve System, the FDIC, or any other governmental agency, and are subject to investment risk including the possible loss of principal.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the FDIC, the Pennsylvania Department of Banking and Securities, nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

See “Risk Factors” beginning on page 2 of the Prospectus for a discussion of various factors which shareholders should consider about an investment in ACNB Corporation common stock.

Change of Agent

Effective November 15, 2022, ACNB Corporation appointed Continental Stock Transfer & Trust Company (or “Continental”) as our new transfer agent and as the new Plan Administrator. Continental replaces Computershare Trust Company, N.A., which was formerly the Plan Administrator. As a result, all references in the Prospectus to the Plan Administrator and Computershare Trust Company, N.A. are changed to Continental. All references to www.computershare.com/investor are changed as indicated below.

The following replaces Question 3 in its entirety in the Prospectus:

3.	Who administers the plan for participants?

Continental Stock Transfer & Trust Company (“Plan Administrator”) is the administrator of the plan and will act as agent for the participants. As agent for the participants, the Plan Administrator will:

•	Hold shares in the name of its nominee as agent for plan participants;
•	Keep and maintain records;
•	Provide detailed statements of account transactions to participants; and,
•	Perform other duties related to the plan.

Any notices, questions, or other communications relating to the plan should be addressed to:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004-1561

(800) 509-5586

drp@continentalstock.com

In the event that the Plan Administrator resigns or ceases to act as agent for the participants, the Corporation will make other arrangements, as it deems appropriate, for the administration of the plan. Furthermore, we may replace the Plan Administrator as agent at any time.

The following replaces Question 5 in its entirety in the Prospectus:

5.	How does an eligible shareholder become a participant?

To participate in the plan, a shareholder of record may enroll by going online to the Plan Administrator’s website at lsp.continentalstock.com/hlogin or by completing and returning an enrollment form to the Plan Administrator. Copies of the enrollment form may be obtained at any time by contacting the Plan Administrator at (800)509-5586 or by going to continentalstock.com/library-forms/drip-drspp-library and selecting ACNB Corporation.

The following replaces Question 16 in its entirety in the Prospectus:

16.	How does the voluntary cash payment option work?

To make a voluntary cash payment, a participant encloses a check drawn on a U.S. bank to the Plan Administrator along with an executed enrollment form for new participants or completed optional request form which will accompany each periodic statement of account for existing participants. Participants must make checks drawn on a U.S. bank in U.S. currency payable to “Continental Stock Transfer”. The check should indicate the participant’s plan account number as applicable. Third-party checks, money orders, travelers checks, cash, checks not drawn on a U.S. bank, or checks sent without an executed enrollment form, optional request form, or written instructions will be returned.

You can also authorize quarterly automatic deductions from your bank account, but each quarterly automatic deduction must be a minimum of $100 and a maximum of $10,000 to meet the voluntary cash payment requirements. To initiate automatic deductions, you may enroll through Continental’s website lsp.continentalstock.com/hlogin or complete and sign an authorization form and return it to the Plan Administrator together with a voided blank check or savings account deposit slip for the account from which funds are to be drawn. An authorization form may be obtained by calling the Plan Administrator at (800)509-5586 or by going to continentalstock.com/library-forms/drip-drspp-library and selecting ACNB Corporation. Forms will be processed and will become effective as promptly as practicable; however, you should allow four (4) to six (6) weeks for your first investment to be initiated. Once recurring automatic deductions are initiated, funds will be drawn from your account on the fifth day of the last month of the calendar quarter, or the next business day if the fifth day is not a business day. Automatic deductions will continue at the level you set until you change your instructions by notifying the Plan Administrator.

Any voluntary cash payment received by the Plan Administrator will be applied to the purchase of shares of common stock on the applicable investment date as described in Question 13, depending on when the payment is received, at a price determined in accordance with the provisions of the plan. No interest will be paid on uninvested voluntary cash payments. You may obtain the return of any voluntary cash payment if such request is received by the Plan Administrator on or before the second business day prior to the investment date on which it is to be invested.

In the event that any participant’s check for a voluntary cash payment is returned unpaid for any reason, or an electronic funds transfer for an automatic deduction is not effected, the Plan Administrator will consider the request for investment of such funds null and void. If any shares were purchased for the participant’s plan account upon the prior credit of such funds, the Plan Administrator shall immediately remove those shares from such participant’s plan account and the Plan Administrator will charge you an insufficient funds fee of $35. The Plan Administrator shall thereupon be entitled to sell the shares to satisfy any uncollected amount plus any applicable fees. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Plan Administrator shall be entitled to sell such additional shares from the participant’s plan account as may be necessary to satisfy the uncollected balance.

The following replaces Question 17 in its entirety in the Prospectus:

17.	What kind of reports will be sent to participants in the plan?

Each participant in the plan will receive a statement of account subsequent to each dividend payment date describing cash dividends and any voluntary cash payments received, the number of shares purchased, the price per share, and the total shares accumulated under the plan. These statements will provide a record of the dates and costs of purchases on a quarterly or other periodic basis. Participants should retain the statements for income tax purposes. These statements, as well as other account information, are also available online at lsp.continentalstock.com/hlogin. In addition, participants will receive our annual reports to shareholders, notices of shareholder meetings, proxy statements, and Internal Revenue Service information for reporting dividends received and any applicable expenses paid on their behalf.

The following replaces Question 20 in its entirety in the Prospectus:

20.	How may participants withdraw shares purchased under the plan?

A participant may withdraw all or any portion of the shares credited to his or her account by going online to the Plan Administrator’s website at lsp.continentalstock.com/hlogin, by telephone, or by completing the applicable information on the optional request form accompanying the periodic statement of account and specifying the number of shares to be withdrawn. The participant should mail the request for withdrawal to the Plan Administrator at the address provided on the statement. The Plan Administrator will reassign whole shares so withdrawn in the name of the participant in book-entry form in the Direct Registration System (DRS). The Plan Administrator will continue to reinvest cash dividends on any shares remaining in the participant’s account, unless the shares credited to the participant’s account falls below 100 shares. At such time, the Plan Administrator will terminate the shareholder’s participation in the plan.

There may be an applicable fee if a participant requests to withdraw from the plan. In addition, if a participant requests the Plan Administrator to sell his or her shares in the event of his or her withdrawal from the plan, the participant will pay the applicable brokerage commission associated with the sale of such shares, any required transfer tax, and applicable service fees as highlighted in Question 21 below.

The following replaces Question 21 in its entirety in the Prospectus:

21.	May participants elect to sell shares?

You may sell some or all of your shares held in your plan account, but are subject to retaining a minimum of 100 shares to remain in this plan. You may sell your shares either through your broker or through the Plan Administrator.

If you elect to sell through a broker that you have selected, you must first request the Plan Administrator to move your shares to the Direct Registration System (DRS) and then have your broker request the Plan Administrator to electronically transfer the number of whole shares you want to sell through the DRS Profile System. Alternatively, you may request the Plan Administrator to send you a certificate representing the number of shares you want to sell. Issuance of a stock certificate may be subject to a transaction fee. The Plan Administrator will generally move your shares to DRS or issue a certificate for your shares approximately three (3) business days after your request is received.

Alternatively, you may send the Plan Administrator a request to sell some or all of the shares held in your plan account, except those in certificate form which must be mailed to the Plan Administrator with proper documentation. All sales conducted by the Plan Administrator will be submitted as batch order sales. A batch order is an accumulation of all sale requests by any security holder for a security submitted together as a collective request. Batch orders are submitted on each trading day, to the extent that there are sale requests. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five (5) business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. To maximize cost savings for batch order sale requests, the Plan Administrator will seek to sell shares in round lot transactions (for example, lots of 100 shares each). For this purpose, the Plan Administrator may combine each selling plan participant’s shares with those of other selling plan participants. In every case of a batch order sale, the price to each selling plan participant will be the weighted average sale price obtained by the Plan Administrator’s broker for each aggregate order placed by the Plan Administrator and executed by the broker, less a $25.00 service fee and a processing fee of $0.12 per share* sold.

No sales requests may be processed over the telephone. *All per share fees include any brokerage commissions the Plan Administrator is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share fee. Fees are deducted from the proceeds derived from the sale. The Plan Administrator may, under certain circumstances, require a transaction request to be submitted in writing. Please contact the Plan Administrator to determine if there are any limitations applicable to your particular sale request. Proceeds are normally paid by check, which are distributed within three (3) business days after your sale transaction has settled.

The Plan Administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, except as provided in the selling order description above, no one will have any authority or power to direct the time or price at which shares for the plan are sold, and no one, other than the Plan Administrator, will select the broker(s) or dealer(s) through or from whom sales are to be made.

Selling participants should be aware that the price of common stock may rise or fall during the period between a request for sale, its receipt by the Plan Administrator, and the ultimate sale on the open market. Instructions sent to the Plan Administrator to sell shares are binding and may not be rescinded.

Because the Plan Administrator will sell the shares on behalf of the plan, neither the Corporation nor any participant in the plan has the authority or power to control the timing or pricing of shares sold (except as provided in the selling order description above) or the selection of the broker effecting the sales. Therefore, you will not be able to precisely time your sales through the plan, and you will bear the market risk associated with fluctuations in the price of the Corporation’s common stock. Accordingly, if you submit a written request to sell shares held in the plan, it is possible that the market price of the Corporation’s common stock could go down or up before the broker sells your shares.

The following replaces Question 22 in its entirety in the Prospectus:

22.	How does a participant withdraw from the plan?

Participation in the plan is entirely voluntary. A participant may terminate his or her participation at any time online at lsp.continentalstock.com/hlogin, by telephone, or by completing the applicable information on the optional request form accompanying the periodic statement of account. When a participant terminates from the plan, when the participant’s plan account falls below 100 shares, or upon termination of the plan by the Corporation, the Plan Administrator will reassign whole shares in the name of the participant in book-entry form in the Direct Registration System (DRS), and a check will be issued to the participant representing the value of any fractional shares, less the applicable fees for the sale of the fractional shares, based on the then current market value per share. Thereafter, all cash dividends, if and when cash dividends are so declared by the Corporation, will be paid directly to the shareholder who withdraws from the plan. Participants who elect to discontinue participation in the plan are not eligible to make voluntary cash payments.

If a notice of termination is received near a dividend record date, the Plan Administrator, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on behalf of the withdrawing participant. If such dividends are reinvested, the Plan Administrator will process the participant’s withdrawal as soon as practicable, but in no event later than five (5) business days after the reinvestment is completed. A shareholder may elect to re-enroll in the plan at any time.

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